Falcon’s Beyond Global, Inc.

6996 Piazza Grande Avenue, Suite 301

Orlando, FL 32835

December 8, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Falcon’s Beyond Global, Inc.
Registration Statement on Form S-1
File No. 333-275243

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Falcon’s Beyond Global, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:00 p.m. Eastern Time, on December 12, 2023, or as soon as practicable thereafter.

Please call Jonathan P. Rochwarger of White & Case LLP at (212) 819-7643 or Marie Elena Angulo of White & Case LLP at (305) 995-5263 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Cecil D. Magpuri
Name:	Cecil D. Magpuri
Title:	Chief Executive Officer

cc:	Jonathan P. Rochwarger, White & Case LLP Marie Elena Angulo, White & Case LLP